SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                  May 3, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

[LOGO] Cristalchile

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH:  (562) 787-8855
FAX:  (562) 787-8800
EMAIL:  ir@cristalchile.cl

                                                        FOR IMMEDIATE RELEASE


                 CRISTALERIAS DE CHILE REPORTS ITS RESULTS FOR
                      FIRST QUARTER ENDED MARCH 31, 2005




Santiago, Chile (April 29, 2005) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the first quarter ended March 31, 2005. All figures have been prepared according to Chilean GAAP and are restated for general price-level changes and expressed in US Dollars at Ch$585.93/US$1, the exchange rate at the close of March 31, 2005.

1Q05 HIGHLIGHTS (vs. 1Q04):
o  Consolidated sales increased 5.6%
o  Operating income down 1.8%
o  EBITDA up 0.3%
o Non-operating loss of US$7.1 million in 1Q05 compared to a US$2.3 million loss in 1Q04.
o  Net income of US$1.1 million, compared to US$4.5 million net income in 1Q04.
o  Earnings per ADR reached US$0.05

                              CONSOLIDATED REVENUE

(in US$ millions)                         1Q05     1Q04     1Q05 vs.1Q04
                                          ----     ----     ------------
TOTAL REVENUE                             61.9     58.6         5.6%
  Cristalchile (glass containers)         26.3     26.8        -2.1%
  Vina Santa Rita (wine)                  28.1     25.4        10.4%
  CIECSA (media)                           9.7      8.6        13.2%
   Adjustments                             2.2      2.2         N/A

                               RELATED COMPANIES

  Metropolis-Intercom (cable TV)          19.5     18.8         3.8%
  Envases CMF (plastic containers)        16.2     13.7        18.4%

CONSOLIDATED RESULTS


During 1Q05, Cristalerias' total consolidated revenue reached US$61.9 million, a 5.6% increase compared to 1Q04. The main factors behind this increase were improved sales in Santa Rita (+10.4%) and CIECSA (+13.2%); partially compensated by lower sales in the glass container business (-2.1%). Adjustments for factors such as intercompany sales reached US$2.2 million during the quarter.

[GRAPHIC OMITTED]
                            1Q05 Revenue Breakdown
                                Wine       44%
                                Glass      41%
                                Media      15%

Consolidated operating income reached US$9.1 million, compared to US$9.3 million in 1Q04. This includes US$7.1 million from the glass container business (US$7.5 million in 1Q04), US$1.4 million from Santa Rita (US$1.8 million in 1Q04) and US$0.5 million from CIECSA (US$0.1 million loss in 1Q04).

During 1Q05, Cristalerias net income reached US$1.1 million, compared to US$4.5 million net income in 1Q04. This is mainly explained by a lower non-operating result, that passed from a US$2.3 million loss in 1Q04, to a US$7.1 million loss in 1Q05. The latter is mainly explained by a loss from exchange rate variations that reached US$3.4 million in 1Q05, compared to a US$2.4 million income in 1Q04. The net loss from subsidiaries that do not consolidate reached US$2.6 million in 1Q05, compared to US$3.0 million loss in 1Q04.

EBITDA: Operating cash generation reached US$16.0 million, similar to 1Q04. EBITDA margin was 25.8% (27.2% in 1Q04).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

PACKAGING BUSINESS

Glass

Glass packaging sales reached US$26.3 million during the quarter, compared to US$26.8 million in 1Q04. Volume sales increased by 1.9%, totaling 57,909 tons. Beer bottle sales increased by 42.4% over 1Q04, since during 1Q04 sales were low due to clients' inventory build-up during 4Q03. Liquor bottle sales increased by 24.7%, due to higher sales of formats for pisco. Containers for the food industry increased by 11.9% due to the development of new containers oriented to agro industrial export products.

Wine bottle sales decreased by 6.7%, due to price adjustments. Soft-drink bottle sales decreased by 17.5%, mainly due to lower returnable formats sales, as during 1Q04 the 237cc returnable bottle campaign was in force, as well as lower one-way formats sales.

                                     GLASS
                                                                   1Q05 vs.
                                         1Q05          1Q04          1Q04
                                       -------        ------       --------
Net Sales (in Ch$ millions)             15,396        15,726         -2.1%
   Wine                                 10,162        10,894         -6.7%
   Soft Drinks                           1,732         2,100        -17.5%
   Beer                                  1,610         1,131         42.4%
   Liquor                                1,332         1,068         24.7%
   Food                                    521           466         11.9%
   Pharmaceutical                           38            65        -42.7%
Volume in tons                          57,909        56,856          1.9%


Operating income reached US$7.1 million, compared to US$7.5 million in 1Q04. Operating margin was 27.0% (27.9% in 1Q04).

Net earnings for 1Q05 include a non-operating loss of US$5.5 million, compared to a US$2.2 million non-operating loss in 1Q04. The latter is mainly explained by a loss from exchange rate variations, that reached US$2.6 million in 1Q05, compared to a US$1.3 million income in 1Q04. The net loss from subsidiaries reached US$2.2 million in 1Q05, compared to US$2.3 million loss in 1Q04.

EBITDA: Operating cash generation reached US$11.7 million, compared to US$12.0 million in 1Q04. EBITDA margin was 44.7% (flat compared to 1Q04).


Plastic

During 1Q05, Envases CMF posted a US$1.9 million net income, compared to a US$0.7 million income in 1Q04. Volume sales remained flat compared to 1Q04, reaching 5,852 tons, while prices rose by 18,4% in line with the increase in the price of raw materials. Total sales reached US$16.2 million, 18,4% over 1Q04. Operating income reached US$2.1 million, 59,3% over 1Q04, mainly due to a better sales mix. Non operating result was a US$0.3 million income, compared to US$0.6 million loss in 1Q05.

EBITDA: Operating cash generation reached US$3.9 million, 24,5% over 1Q04. EBITDA margin was 24,3% (23.1% in 1Q04).

WINE BUSINESS

During 1Q05, Santa Rita's consolidated sales totaled US$28.1 million, 10.4% over 1Q04. The Company's profits came in at US$0.4 million, compared to US$2.4 million in 1Q04, mainly due to a lower non-operating result, that registered a US$0.8 million loss from exchange rate variations, compared to a US$1.0 million income in 1Q04.

In the domestic market, Santa Rita's prices increased by 18.0% in real terms, while volumes grew by 2.2% over 1Q04. These conditions led net sales in the domestic market to grow by 20.7% to reach US$13.8 million.

Sales volume in the export market grew by 2.7% with respect to 1Q04. Net sales reached US$13.2 million, compared to US$12.9 million in 1Q04. Export revenues in real peso terms fell by 2.0% (due to the Chilean peso/US dollar appreciation with respect to 1Q04) reaching US$13.0 million and accounting for 46.4% of total revenues. The average price in Dollars per case in the export market reached US$34.9 (flat compared to 1Q04), compared with an industry average of US$25.2 (US$24.4 in 1Q04).

                                  SANTA RITA

                                                                      1Q05 vs.
                                               1Q05         1Q04        1Q04
                                              ------       ------     -------
Net Sales (in Ch$ millions)                   16,452       14,906       10.4%
  Domestic                                     8,077        6,693       20.7%
  Exports                                      7,626        7,782       -2.0%
  Others                                         749          431       73.8%
Volume
  Exports (Th cases)                             378          368        2.7%
  Domestic (Th liters)                        12,762       12,484        2.2%
Price per case - Export Mkt.( US$)              34.9         34.9       -0.2%
Avg. price per case - Domestic Mkt. (Ch$)      5,697        4,824       18.0%

Operating income reached US$1.4 million, compared to US$1.8 million in 1Q04, mainly due to higher costs of wine musts. Operating margin was 4.9% (7.3% in 1Q04).

EBITDA: Operating cash generation reached US$3.3 million, compared to US$3.6 million in 1Q04. EBITDA margin was 11.6% (14.3% in 1Q04).

MEDIA BUSINESS


                              Media Subsidiaries
                              ------------------

                                   CGW
                             |               |
                       98.5% |               | 50.0%
                             |               |
                         CIECSA           Metropolis-
                             |      |     Intercom
                       99.9% | 37.4%|
                             |      |
                           MEGA     |
                                    |
                                 DIARIO
                               FINANCIERO


Television Broadcasting, Financial Printed Press, and
Other Media

During 1Q05, CIECSA reported a net income of US$0.5 million, compared to a US$0.5 million loss in 1Q04.

MEGA, CIECSA's main subsidiary, posted a US$0.7 million net income, compared to a US$0.4 million loss in 1Q04. Net sales increased by 14.0% in 1Q05 to reach US$9.6 million. Operating income reached US$0.7 million, compared to a US$0.1 million loss in 1Q04. MEGA had an average viewership share of 23.1% in 1Q05(FN).

EBITDA: CIECSA's operating cash generation reached US$0.9 million, compared to US$0.3 million in 1Q04. EBITDA margin was 9.1% (2.9% in 1Q04).


Cable Television

Cristalerias de Chile S.A. owns directly 50.0% of Metropolis-Intercom S.A.

During 1Q05 Metropolis-Intercom S.A. posted a net loss of US$5.6 million, compared to a US$5.7 million loss in 1Q04. This is explained by an improved non-operating result, that passed from a US$3.5 million loss in 1Q04 to a US$2.7 million loss in 1Q05, mainly due to a lower loss from exchange rate variations as a consequence of the Chilean peso appreciation and lower interest expenses; partially compensated by a lower operating result mainly due to higher depreciation charges. The company posted sales of US$19.5 million, 3.8% over 1Q04. EBITDA reached US$2.9 million, 1.8% over 1Q04. The latter includes a US$6.9 million depreciation charge, compared to a US$6.2 million charge in 1Q04, mainly coming from the HFC network acquired in July 2000. The Company ended the period with 222,338 basic subscribers (223,957 in 1Q04), 27,638 premium subscribers (31,496 in 1Q04), 38,424 broad-band Internet subscribers (36,883 in 1Q04) and 10,511 Internet Protocol Telephony subscribers (6,376 in 1Q04).

                             METROPOLIS-INTERCOM

                                                                     1Q05 vs.
                                    03/31/05        12/31/04           4Q04
                                   ----------      ----------        --------
Basic Subscribers (1)                222,338         224,769         -1.1%
Premium customers                     27,638          26,994          2.4%
Internet customers                    38,424          38,158          0.7%
IP Telephony customers                10,511          10,764         -2.4%
Home Passed                        1,258,227       1,213,768          3.7%


                                                                     1Q05 vs.
                                       1Q05            1Q04            1Q04
                                     --------        --------        --------
Sales (US$ Million)                     19.5            18.8           3.8%
EBITDA (US$ Million)                     2.9             2.9           1.8%
Net Income (Loss) (US$ Million)         (5.6)           (5.7)          2.6%

     (1) Includes Premium, Internet and IP Telephony customers.

(FN) Measured during total transmission time.

SUBSEQUENT EVENTS

On April 13, 2005 the Company announced that negotiations to merge VTR and Metropolis Intercom (MI) had come to a good end. On that date definitive contracts were signed. The transaction contemplated the subscription and payment by Cristalchile of a capital increase in VTR equivalent to 20% of the shares of VTR. This was paid by Cristalchile with its shares of MI. Likewise, VTR acquired all but one share of the remaining shares of MI. In this way MI becomes a subsidiary of VTR. In addition, Cristalchile subscribed a shareholders agreement with the current shareholders of VTR, regulating certain matters that refer to administration and financing of the company and related to the transferring of shares to third parties; establishing Initial Offering and Drag-Along obligations and Tag-Along rights with respect to Cristalchile. Finally, Cristalchile signed a contract with UnitedGlobalCom, Inc. (VTR's parent company) which states that Cristalchile will have the right to sell it its participation in VTR between the second and the tenth year while the contract is in force, at market price with a minimum of US$140 million. Obligations of UnitedGlobalCom, Inc. have been guaranteed by the related company Liberty Media International, Inc. In addition, the transaction contemplated that VTR assumed a US$10 million debt that MI had with a subsidiary of Cristalchile. As a consequence of the transaction, Cristalchile will acknowledge an approximate Ch$6,200 million (US$10.6 million) profit in its financial statements of the second quarter of 2005.

On April 19, 2005 the Company requested that The Bank of New York terminate its American Depositary Share (ADS) program as a first step toward delisting from the New York Stock Exchange (NYSE) and deregistration with the U.S. Securities and Exchange Commission (SEC). The termination of the ADS is program is subject to a 60-day notice period. Suspension in the trading of the ADSs, the termination of the ADS program and the delisting of the ADSs from the NYSE are expected to occur on or about June 21, 2005. Thereafter, the Company intends, when permitted by applicable SEC regulations, to terminate the SEC registration of the ADSs and the common shares underlying the ADSs.


                                 #############


This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

                          CRISTALERIAS DE CHILE S.A.
                        CONSOLIDATED FINANCIAL STATEMENTS
     (Restated for general price-level changes and expressed in millions of
                       US Dollars as of March 31, 2005)
                        1 US Dollar = 585.93 Chilean Pesos

                                BALANCE SHEET

                                                        As of March 31
                                                    --------------------
                                                      2005        2004
ASSETS                                                MUS$        MUS$
-------------------------------------------         --------    --------

Cash, time deposits, marketable securities           189.7        157.5
Receivables                                           76.9         64.1
Inventories, net                                      80.7         68.0
Other current assets                                   5.5         12.8
                                                     -----        -----
TOTAL CURRENT ASSETS                                 352.8        302.4
                                                     -----        -----
NET P.P.&E.                                          236.6        234.7
                                                     -----        -----
Investment in related companies                      118.6        176.2
Long-term receivables                                 61.3         16.0
Goodwill on investments                                1.5          1.4
Accounts receivable, related companies                 2.1          0.0
Others                                                28.4         42.0
                                                     -----        -----
TOTAL OTHER ASSETS                                   211.9        235.6
                                                     -----        -----
TOTAL ASSETS                                         801.2        772.6
                                                     =====        =====

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt        25.5          9.2
Dividends payable                                      0.1          0.1
Accounts and notes payable                            40.0         30.8
Provisions, withholdings, income taxes                26.3         27.0
Advances from customers                                5.2          4.8
                                                     -----        -----
TOTAL CURRENT LIABILITIES                             97.1         71.8
                                                     -----        -----
Long-term bank liabilities and bonds payable         182.4        214.7
Miscellaneous creditors                                0.8          0.4
Provisions and others                                 20.1         17.3
                                                     -----        -----
TOTAL LONG-TERM LIABILITIES                          203.3        232.4
                                                     -----        -----
MINORITY INTEREST                                     71.4         66.5
                                                     -----        -----
TOTAL SHAREHOLDERS' EQUITY                           429.4        401.9
                                                     -----        -----
TOTAL LIAB. & SHAREHOLDERS' EQUITY                   801.2        772.6
                                                     =====        =====


                             STATEMENT OF INCOME
                                                            First
                                                           quarter
                                                     -------------------
                                                      2005         2004
                                                      MUS$         MUS$
                                                     ------       ------
OPERATING RESULTS:
Net sales                                             61.9         58.6
Cost of sales                                        (41.6)       (39.0)
Selling and administrative expenses                  (11.1)       (10.3)
                                                     -----        -----
OPERATING INCOME                                       9.1          9.3
                                                     -----        -----

NON-OPERATING RESULTS:

 Cordillera Comunicaciones Ltda                       (4.0)        (3.7)
 Editorial Zig-Zag                                     0.1          0.1
 Vina Los Vascos S.A.                                  0.0          0.1
 Rayen Cura S.A.I.C.                                   0.6          0.4
 Envases CMF                                           0.9          0.3
 Ediciones Chiloe                                     (0.2)        (0.2)
 Others                                               (0.0)           -
                                                     -----        -----
Equity in net income related
   companies (net)                                    (2.6)        (3.0)

Interest expense (net)                                (1.2)        (1.9)
Other nonrecurring expense (net)                      (0.7)        (0.1)
Goodwill amortization                                 (0.3)        (0.3)
Price-level restatement                                1.1          0.6
Exchange Rate Variations                              (3.4)         2.4
                                                     -----        -----
NON-OPERATING INCOME                                  (7.1)        (2.3)
                                                     -----        -----

Income tax                                            (0.8)        (1.4)
Extraordinary Items                                      -            -
Minority interest                                     (0.2)        (1.1)
                                                     -----        -----
NET INCOME                                             1.1          4.5
                                                     =====        =====

                              CRISTALERIAS DE CHILE
                        CONSOLIDATED FINANCIAL STATEMENTS
             (Restated for general price-level changes and expressed
             in millions of Chilean Pesos as of March 31, 2005)
                       1 US Dollar = 585.93 Chilean Pesos

                                BALANCE SHEET

                                                       As of March 31
                                                  -----------------------
                                                    2005           2004
ASSETS                                              MCh$           MCh$
-------------------------------------------       --------       --------

Cash, time deposits, marketable securities         111,138         92,258
Receivables                                         45,064         37,579
Inventories, net                                    47,300         39,846
Other current assets                                 3,218          7,492
                                                   -------        -------
TOTAL CURRENT ASSETS                               206,719        177,175
                                                   -------        -------
NET P.P.&E.                                        138,614        137,519
                                                   -------        -------
Investment in related companies                     69,466        103,235
Long-term receivables                               35,903          9,364
Goodwill on investments                                891            822
Accounts receivable, related companies               1,231              4
Others                                              16,643         24,597
                                                   -------        -------
TOTAL OTHER ASSETS                                 124,134        138,022
                                                   -------        -------

TOTAL ASSETS                                       469,466        452,716
                                                   =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term debt      14,963          5,406
Dividends payable                                       40             42
Accounts and notes payable                          23,430         18,056
Provisions, withholdings, income taxes              15,419         15,792
Advances from customers                              3,062          2,799
                                                   -------        -------
TOTAL CURRENT LIABILITIES                           56,915         42,096
                                                   -------        -------
Long-term bank liabilities and bonds payable       106,861        125,782
Miscellaneous creditors                                473            213
Provisions and others                               11,757         10,156
                                                   -------        -------
TOTAL LONG-TERM LIABILITIES                        119,090        136,151
                                                   -------        -------
MINORITY INTEREST                                   41,858         38,958
                                                   -------        -------
TOTAL SHAREHOLDERS' EQUITY                         251,604        235,511
                                                   -------        -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                 469,466        452,716
                                                   =======        =======


                             STATEMENT OF INCOME

                                                            First
                                                           quarter
                                                   ----------------------
                                                     2005          2004
                                                     MCh$          MCh$
                                                   --------      --------
OPERATING RESULTS:
Net sales                                           36,270        34,345
Cost of sales                                      (24,402)      (22,877)
Selling and administrative expenses                 (6,526)       (6,026)
                                                   -------       -------
OPERATING INCOME                                     5,343         5,442
                                                   -------       -------

NON-OPERATING RESULTS:
 Cordillera Comunicaciones Ltda                     (2,325)       (2,187)
 Editorial Zig-Zag                                      35            51
 Vina Los Vascos S.A.                                    1            51
 Rayen Cura S.A.I.C.                                   325           243
 Envases CMF                                           550           190
 Ediciones Chiloe                                      (96)          (96)
 Others                                                 (8)            -
                                                   -------       -------
Equity in net income related
  companies (net)                                   (1,519)       (1,748)

Interest expense (net)                                (723)       (1,098)
Other nonrecurring expense (net)                      (419)          (84)
Goodwill amortization                                 (148)         (163)
Price-level restatement                                645           352)
Exchange Rate Variations                            (1,987)        1,394
                                                   -------       -------
NON-OPERATING INCOME                                (4,150)       (1,346)
                                                   -------       -------

Income tax                                            (469)         (833)
Extraordinary Items                                      -             -
Minority interest                                      (98)         (640)
                                                   -------       -------
NET INCOME                                             626         2,623
                                                   =======       =======

                          CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
            (Restated for general price-level changes and expressed
               in millions of US Dollars as of March 31, 2005)
                       1 US Dollar = 585.93 Chilean Pesos

                                BALANCE SHEET

                                                        As of March 31
                                                    ---------------------
                                                      2005         2004
ASSETS                                                MUS$         MUS$
-------------------------------------------         --------     --------

Cash, time deposits, marketable securities            156.6        125.4
Receivables                                            40.9         34.9
Inventories, net                                       11.7         10.5
Other current assets                                    1.9          4.7
                                                      -----        -----
TOTAL CURRENT ASSETS                                  211.2        175.4

NET P.P.&E.                                           128.9        131.1

Investment in related companies                       205.5        251.0
Long-term receivables                                   0.2          0.2
Goodwill on investments                                51.0          3.2
Accounts receivable, related companies                 36.2         36.0
Others                                                  4.8         19.9
                                                      -----        -----
TOTAL OTHER ASSETS                                    297.6        310.3
                                                      -----        -----

TOTAL ASSETS                                          637.7        616.8
                                                      =====        =====

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                      16.4          1.6
Dividends payable                                       0.1          0.1
Accounts and notes payable                              8.5          7.7
Provisions, withholdings, income taxes                 17.8         16.6
                                                      -----        -----
TOTAL CURRENT LIABILITIES                              42.7         25.9
                                                      -----        -----
Long-term bank liabilities and bonds payable          148.3        174.1
Miscellaneous creditors                                 0.1          0.3
Provisions                                             12.2         10.5
Others                                                  5.0          4.1
                                                      -----        -----
TOTAL LONG-TERM LIABILITIES                           165.6        188.9
                                                      -----        -----
TOTAL SHAREHOLDERS' EQUITY                            429.4        401.9
                                                      -----        -----

TOTAL LIAB. & SHAREHOLDERS' EQUITY                    637.7        616.8
                                                      =====        =====


                             STATEMENT OF INCOME

                                                             First
                                                            quarter
                                                      -------------------
                                                       2005         2004
                                                       MUS$         MUS$
                                                      ------       ------
OPERATING RESULTS:
Net sales                                              26.3         26.8
Cost of sales                                         (17.0)       (17.1)
General and administrative expenses                    (2.2)        (2.3)
                                                      -----        -----
OPERATING INCOME                                        7.1          7.5
                                                      -----        -----

NON-OPERATING RESULTS:
 CristalChile Comunicaciones                           (4.0)        (3.8)
 S.A. Vina Santa Rita                                   0.2          1.3
 Envases CMF S.A.                                       0.9          0.3
 Ciecsa S.A.                                            0.5         (0.5)
 Cristalchile Inversiones S.A.                          0.2          0.3
 Others                                                (0.0)        (0.0)
                                                      -----        -----
Equity in net income related
  companies (net)                                      (2.2)        (2.3)


Interest expense (net)                                 (0.8)        (1.1)
Other nonrecurring expense (net)                       (0.3)        (0.2)
Goodwill amortization                                  (0.1)        (0.1)
Price-level restatement                                 0.4          0.3
Exchange Rate Variations                               (2.6)         1.3
                                                      -----        -----
NON-OPERATING INCOME                                   (5.5)        (2.2)
                                                      -----        -----

Income tax                                             (0.5)        (0.8)
Amortization of negative goodwill                        -            -
Extraordinary Items                                      -            -
                                                      -----        -----
NET INCOME                                              1.1          4.5
                                                      =====        =====

SALES VOLUME                                         Th Tons      Th Tons
                                                      -----        -----
Glass sales in Th tons                                 57.9         56.9
                                                      =====        =====

                          CRISTALERIAS DE CHILE S.A.
                        INDIVIDUAL FINANCIAL STATEMENTS
            (Restated for general price-level changes and expressed
             in millions of Chilean Pesos as of March 31, 2005)
                       1 US Dollar = 585.93 Chilean Pesos

                                BALANCE SHEET
                                                      As of March 31
                                                  ---------------------
                                                    2005         2004
ASSETS                                              MCh$         MCh$
------------------------------------------        --------     --------

Cash, time deposits, marketable securities         91,785        73,459
Receivables                                        23,968        20,428
Inventories, net                                    6,855         6,126
Other current assets                                1,132         2,740
                                                  -------       -------
TOTAL CURRENT ASSETS                              123,739       102,753
                                                  -------       -------
NET P.P.&E.                                        75,535        76,804
                                                  -------       -------
Investment in related companies                   120,412       147,046
Long-term receivables                                  99           125
Goodwill on investments                            29,891         1,881
Accounts receivable, related companies             21,181        21,122
Others                                              2,793        11,644
                                                  -------       -------
TOTAL OTHER ASSETS                                174,377       181,818
                                                  -------       -------

TOTAL ASSETS                                      373,652       361,376
                                                  =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                   9,587           909
Dividends payable                                      40            41
Accounts and notes payable                          4,953         4,501
Provisions, withholdings, income taxes             10 429         9,744
                                                  -------       -------
TOTAL CURRENT LIABILITIES                          25,008        15,195
                                                  -------       -------
Long-term bank liabilities and bonds payable       86,912       101,981
Miscellaneous creditors                                30           156
Provisions                                          7,152         6,134
Others                                              2,946         2,399
                                                  -------       -------
TOTAL LONG-TERM LIABILITIES                        97,040       110,670
                                                  -------       -------
TOTAL SHAREHOLDERS' EQUITY                        251,604       235,511
                                                  -------       -------

TOTAL LIAB. & SHAREHOLDERS' EQUITY                373,652       361,376
                                                  =======       =======



                             STATEMENT OF INCOME
                                                          First
                                                         quarter
                                                  ----------------------
                                                    2005          2004
                                                    MCh$          MCh$
                                                  --------      --------
OPERATING RESULTS:
Net sales                                          15,396        15,726
Cost of sales                                      (9,945)      (10,006)
General and administrative expenses                (1,289)       (1,336)
                                                  -------       -------
OPERATING INCOME                                    4,162         4,384
                                                  -------       -------

NON-OPERATING RESULTS:
 CristalChile Comunicaciones                       (2,325)       (2,198)
 S.A. Vina Santa Rita                                 133           764
 Envases CMF S.A.                                     550           190
 Ciecsa S.A.                                          280          (302)
 Cristalchile Inversiones S.A.                        105           192
 Others                                               (10)           (0)
                                                   -------       -------
Equity in net income related
  companies (net)                                  (1,267)       (1,354)


Interest expense (net)                               (455)         (649)
Other nonrecurring expense (net)                     (184)         (123)
Goodwill amortization                                 (44)          (44)
Price-level restatement                               252           157
Exchange Rate Variations                           (1,535)          746
                                                  -------       -------
NON-OPERATING INCOME                               (3,232)       (1,266)
                                                  -------       -------

Income tax                                           (303)         (494)
Amortization of negative goodwill                       -             -
Extraordinary Items                                     -             -
                                                  -------       -------
NET INCOME                                            626         2,623
                                                  =======       =======

SALES VOLUME                                      Th Tons       Th Tons
                                                  -------       -------
Glass sales in Th tons                               57.9          56.9
                                                  =======       =======

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  May 3, 2005